

Mailstop 3233

May 9, 2017

<u>Via E-mail</u>
Mr. Brian R. Evans
Chief Financial Officer
The GEO Group, Inc.
One Park Place, 621 NW 53rd Street, Suite 700
Boca Raton, FL 33487

> **Re:** **The GEO Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 27, 2017**
> **File No. 001-14260**
>
> **Form 8-K**
> **Filed February 28, 2017**
> **File No. 001-14260**

Dear Mr. Evans:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2016</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Funds from Operations, page 81</u>

1. We note that certain adjustments to "NAREIT Defined FFO" and "Normalized Funds from Operations" have been presented net of tax. Please tell us how you considered the guidance in Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. This comment should also be applied to the presentation within your earnings release filed on Form 8-K and within the supplemental information posted on your website.

Form 8-K filed February 28, 2017

Exhibit 99.1

2.   We note your calculation of EBITDA contains adjustments for items other than interest, taxes, depreciation and amortization. Please revise in future filings to ensure that measures calculated differently from EBITDA are not characterized as EBITDA. See Question 103.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. This comment should also be applied to your presentation within the supplemental information posted on your website.

3.   In future filings, please revise to present a separate EBITDA reconciliation to comply with Item 10(e)(1)(i)(B) of Regulation S-K which requires a reconciliation of non-GAAP financial measures disclosed or released with the most directly comparable GAAP measure (i.e. net income). Further, your reconciliation should begin with the GAAP measure, so the non-GAAP measures do not receive undue prominence. See Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. This comment should also be applied to your presentation within the supplemental information posted on your website.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3693 with any questions.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Senior Staff Accountant
Office of Real Estate and
Commodities